



06005758

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A B   3/21/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53614

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Steben & Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Gaither Road
_____
                                          (No. and Street)

Rockville   MD   20850
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Steben   240-631-9808
_____
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
               (Name – if individual, state last, first, middle name)

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

One South Wacker Drive   Chicago   IL   60606-3392
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

SEC MAIL
RECEIVED
MAR 0 1 2006
WASH. D.C. 203

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ken Steben, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Steben & Company, Inc., as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_31th_ day of _February 2006_

Nancy J. Simenson

> OFFICIAL SEAL
> NANCY J. SIMENSON
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 3-26-2009

Ken Steben
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Steben & Company, Inc.
Table of Contents
December 31, 2005



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Stockholder of
Steben & Company, Inc.

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 15, 2006

Steben & Company, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	3,200,179
Certificate of deposit		20,785
Receivable from Managed Funds		1,285,834
Commissions receivable		668,345
Other assets		304,685
Total assets	$	**5,479,828**

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	550,566
Accounts payable and accrued expenses		295,124
Total liabilities		845,690
Stockholder's equity		4,634,138
Total liabilities and stockholder's equity	$	**5,479,828**

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Steben & Company, Inc. (the "Company") was organized in the State of Maryland, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Futures Association.

The Company receives commissions for selling interests to investors in investment partnerships. The Company also earns management fees, selling agent fees, General Partner 1 percent allocations and subscription fees from Futures Portfolio Fund, Limited Partnership and Sage Fund, L.P. (the "Managed Funds") for which the Company acts as general partner and commodity pool operator.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition—Commissions, management fees, selling agent fees, General Partner 1 percent allocations, and related expenses are recognized on the accrual basis.

Income Taxes—No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder.

Reclassification—Certain amounts previously reported have been reclassified to conform to the current year's presentation.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 3 Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.95 percent) of the month-end net assets of the Managed Funds. The Company also receives a 1 percent allocation of any increase or decrease in the Managed Funds' net assets (the "General Partner 1 percent allocation").

Note 3   Managed Funds, *Continued*

The Company earns selling agent fees in connection with the sales efforts to attract new investors, which are based on a fixed percentage (ranging from .2 percent to 3.0 percent) of the month-end net assets of the Managed Funds. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents. Such payments are reflected as commissions expense in the statement of income.

The Company pays many operating expenses on behalf of the Managed Funds and is reimbursed for such expenses. However, the Company is responsible for the Managed Funds' operating expenses in excess of 1 percent of their average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. The Company elected to reduce this percentage to 0.85 percent for the period from January 1, 2005 to September 30, 2005, and to 0.75 percent for the period from October 1, 2005 to December 31, 2005.

Receivable from Managed Funds at December 31, 2005 consists of:

Management fees	$ 659,078
Selling agent fees	478,159
General Partner 1 percent allocations	148,597
Total	$ 1,285,834

Note 4   Concentration of Revenue

Approximately 23 percent of total revenue for the year ended December 31, 2005 was earned from selling interests in one investment partnership group.

Note 5   Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires on July 31, 2008. At December 31, 2005, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2006	$ 180,028
2007	200,754
2008	95,324
Total	$ 476,106

The Company has the option to renew the lease for an additional 5 years.

Note 5 Commitments and Contingencies, *Continued*

The certificate of deposit of $20,785 collateralizes a bank letter of credit issued in connection with the office space lease. The certificate of deposit matures on June 20, 2006, has an interest rate of .85 percent, and is renewed annually.

Note 6 Simple Individual Retirement Account

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation.

Note 7 Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of the U.S. and foreign futures contracts and forward contracts (collectively, "derivatives"). The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Funds' trading of forward contracts in unregulated markets between principals also expose the Funds and the Company to the risk of loss from counterparty non-performance. The Company has established procedures to actively monitor the Managed Funds' market and credit risk.

The Company has cash and cash equivalents on deposit with financial institutions that, at times, exceed federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 8 Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital" equal to the greater of $30,000 or the amount required by its self-regulatory organization, as these terms are defined. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2005, the Company had net capital and net capital requirements of approximately $2,294,000 and $56,000. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.